Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: New England Service Company

JOINT NEWS RELEASE

New England Service Company To be Acquired by Aquarion Water Company

Region’s largest private water company expands operations in
Connecticut, Massachusetts and New Hampshire

BRIDGEPORT, CONN. – April 8, 2021 – Aquarion Company (Aquarion), parent of Aquarion Water Company, and New England Service Company (NESC) (OTC Pink Sheets Trading Symbol: NESW) today announced that they have entered into a definitive agreement whereby Aquarion will acquire all outstanding shares of NESC and NESC will become a wholly-owned subsidiary of Aquarion. Aquarion is a water supply company and holding company based in Bridgeport, Connecticut, providing regulated water service to customers in Connecticut, Massachusetts, and New Hampshire. NESC is a holding company based in Plainville, Connecticut providing regulated water service to customers in Connecticut, Massachusetts, and New Hampshire.

Under the agreement, which was unanimously approved by the Boards of Directors of both Aquarion and NESC, the acquisition will be executed through a stock-for-stock transaction that is structured to be a tax-free reorganization. The agreement provides that the stockholders of NESC will receive 0.51208 shares of the common shares of Aquarion’s parent, Eversource Energy (Eversource) (NYSE: ES), in exchange for each share of NESC common stock. The fixed exchange ratio implies a $44.90 per share price based on the $87.68 closing price of Eversource Energy common shares on April 6, 2021. In connection with the exchange, Eversource Energy will issue approximately 463,000 shares of ES Common Stock at closing.

The merger includes NESC’s Valley Water System in Connecticut, Colonial Water Company and Mountain Water Systems in Massachusetts, and Abenaki Water Company in New Hampshire, as well as unregulated service operations throughout New England. The merger will add nearly 10,000 customers to Aquarion’s existing base of 216,000 customers. Under the agreement, all NESC employees will be retained.

“This merger will create long-term benefits for customers, employees, and the communities we serve,” said Donald Morrissey, President of Aquarion Water Company. “We will make investments in these water systems focused on reliability and water quality and deliver a superior customer experience. We also welcome NESC’s dedicated employees to the Aquarion team. I’m confident that we share a similar passion for delivering superior water service to customers and the communities we serve and being great stewards of the environment.”

Over the last ten years, Aquarion has integrated over 70 water systems into its operations, strengthening the company’s ability to deliver high-quality water to communities throughout the region.

“I am pleased to announce the NESC and Aquarion combination and look forward to working with Aquarion’s leadership team on a smooth transition for our customers and employees,” said Don Vaughan, NESC Chairman. He also noted, “Aquarion is well-positioned to deliver the reliable high-quality water service that our customers expect.” NESC President, Nicholas LaChance, added “The stockholders, customers and employees of NESC will benefit from this deal with Aquarion. We view this transaction with Aquarion as a win for all of our stakeholders, and we look forward to working closely with their team.”

The completion of the transaction will require approval by the stockholders of NESC, and the NESC Board of Directors has resolved to recommend the adoption of the merger agreement by the stockholders. The transaction is also subject to the approval of regulatory authorities, including the Connecticut Public Utilities Regulatory Authority, Massachusetts Department of Public Utilities, and New Hampshire Public Utilities Commission, and satisfaction of several other conditions. The parties plan to file all required regulatory applications over the coming months with an anticipated closing by the end of 2021.

Advisors and Counsel

Ropes & Gray LLP served as counsel to Aquarion Company and Eversource Energy in the transaction. Boenning & Scattergood, Inc. provided a fairness opinion to the Board of Directors of New England Service Company. Cranmore, FitzGerald and Meaney served as counsel to New England Service Company.

About Aquarion Water Company:

Aquarion Water Company is the public water supply company for more than 625,000 people in 52 cities and towns throughout Connecticut, as well as serving customers in Massachusetts and New Hampshire. It is the largest investor-owned water utility in New England and among the seven largest in the U.S. Based in Bridgeport, CT, Aquarion has been in the public water supply business since 1857. Across its operations, Aquarion strives to act as a responsible steward of the environment and to assist the communities it serves in promoting sustainable practices. Aquarion Company is a wholly-owned subsidiary of Eversource.

For more information on Aquarion Water Company, please visit www.aquarionwater.com or www.facebook.com/aquarionwater.

About New England Service Company

Headquartered in Plainville, Connecticut, NESC is predominantly involved in the operation, management and financing of water systems and other related activities. NESC was formed in 1997 to operate in both regulated and unregulated water markets. NESC is the sole stockholder of four regulated water companies.

For more information on New England Service Company please visit
www.NewEnglandServiceCompany.com

This news release includes statements concerning Aquarion and Aquarion Water Company’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements regarding the planned merger with New England Service Company, the timing of such transaction and benefits anticipated from such transaction. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, readers can identify these forward-looking statements through the use of words or phrases such as “will,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. Factors that may cause actual results to differ materially from those included in the forward-looking statements include, but are not limited to: the transaction is subject to conditions to closing, including regulatory approvals, that may not be satisfied; it may take longer than anticipated to consummate the transaction; we may not realize the benefits we anticipate from the transaction; unforeseen liabilities; risks relating to integration of the acquired business; and other presently unknown or unforeseen factors.

Other risk factors are detailed in Eversource Energy’s reports filed with the Securities and Exchange Commission (SEC) and updated as necessary, and are available on Eversource Energy’s website at www.eversource.com and on the SEC’s website at www.sec.gov. All such factors are difficult to predict and contain uncertainties that may materially affect Aquarion or Aquarion Water Company’s actual results, many of which are beyond our control. You should not place undue reliance on the forward-looking statements; each speaks only as of the date on which such statement is made, except as required by federal securities laws, and Aquarion Water Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposed business combination transaction between Aquarion Company and New England Service Company. In connection with the proposed business combination, Eversource Energy will file a registration statement with the SEC. This communication is not a substitute for any registration statement, prospectus/proxy statement or other document Eversource Energy, Aquarion Company and/or New England Service Company may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEW ENGLAND SERVICE COMPANY ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERSOURCE ENERGY, AQUARION COMPANY, NEW ENGLAND SERVICE COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Certain Information Regarding Participants

This filing may be deemed solicitation material in respect of the proposed business combination transaction between Aquarion Company and New England Service Company. The directors, trustees, executive officers and certain other members of management and employees of Eversource Energy, Aquarion Company and New England Service Company may be deemed “participants” in the solicitation of proxies from stockholders of New England Service Company in favor of the proposed merger. You can find information about Eversource’s trustees and executive officers in Eversource’s annual report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 17, 2021 and its proxy statement for its 2021 annual meeting filed with the SEC on March 26, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of New England Service Company in connection with the proposed merger will be set forth in the registration statement, prospectus/proxy statement or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Eversource as described above.

Media Contacts:	New England Service Company Contact:
Aquarion Contact:	Nicholas LaChance
Peter Fazekas	President and Chief Executive Officer
Director – Corporate Communications	New England Service Company
Aquarion Water Company	37 Northwest Drive
Phone: (203) 336-7651	Plainville, CT 06062
pfazekas@aquarionwater.com	Phone: (860)-747-1665
NLaChance@NewEnglandServiceCompany.com

###